Memorandum
To:	Alberto H. Zapata Senior Counsel U. S. Securities and Exchange Commission

From:	Mary T. Capasso Vice President and Deputy General Counsel PPM America, Inc.
Date:	November 8, 2019

Subject:	Response to comments to the registration statement filed on Form N-1A on September 6, 2019 (the “Registration Statement”) for PPM Funds (“Trust” or “Registrant”) File Nos: 333-221579 and 811-23308

This memorandum addresses the U.S. Securities and Exchange Commission staff’s (the “Commission Staff”) comments that the Registrant received via telephone on October 21, 2019, to the Registration Statement.

The comments are set forth below in italics, with responses immediately following. We have also included the revised pages from the prospectus, as applicable.

1.	Please provide the completed fee tables for the funds in the registration statement.

RESPONSE: The Registrant has completed the fee tables; please refer to “Appendix A – Fee Tables and Expense Examples” attached to this memorandum.

2.
Due to the PPM Core Fixed Income Fund’s ability to invest in other investment companies and exchange-traded funds, please confirm whether an Acquired Fund Fees and Expenses line item should be included in the Fund’s Annual Fund Operating Expenses table.

RESPONSE: The Registrant has confirmed an Acquired Fund Fees and Expenses line item is not required, as fees and expenses incurred as a result of investment in shares of other investment companies and exchange-traded funds will not exceed 0.01 percent of average net assets of the PPM Core Fixed Income Fund.

3.
Due to the PPM Investment Grade Credit Fund’s ability to invest in other investment companies and exchange-traded funds, please confirm whether an Acquired Fund Fees and Expenses line item should be included in the Fund’s Annual Fund Operating Expenses table.

RESPONSE: The Registrant has confirmed an Acquired Fund Fees and Expenses line item is not required, as fees and expenses incurred as a result of investment in shares of other investment companies and exchange-traded funds will not exceed 0.01 percent of average net assets of the PPM Investment Grade Credit Fund.

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606   |   Phone: 312.843.5905   |   email: mary.capasso@ppmamerica.com

4.	On page 23 of the prospectus, please add disclosure in the “Minimum Investment” section specifying that minimum investments apply to institutional investors and clients of family offices.

RESPONSE: The Registrant has added the underlined disclosure in the excerpt below:

Minimum Investment
Each Fund has a minimum initial investment amount and a minimum account balance. The minimum investment amounts as set forth in the table below, apply to institutional investors and clients of family offices. Eligible Employees are subject to a $1,000 aggregate minimum initial investment / minimum balance and a $100 minimum additional investment amount. Due to the relatively high cost of maintaining accounts below the minimum account balance, the Fund reserves the right to redeem shares if an account balance falls below the minimum account balance for any reason. Investors will be given 60 days’ advance notice to reestablish the minimum account balance. If the account balance is not increased, the account may be closed and the proceeds sent to the investor. Fund shares will be redeemed at net asset value (“NAV”) on the day the account is closed.

It is the Registrant’s intention to respond fully to the Commission Staff’s comments and believes that the changes described above do so fully.

If you have any questions, please call me at 312-843-5905.  Thank you for your prompt attention to this matter.

cc: File

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606   |   Phone: 312.843.5905   |   email: mary.capasso@ppmamerica.com

APPENDIX A – FEE TABLES and EXPENSE EXAMPLES
Response to Comments 1 through 3

PPM Core Fixed Income Fund

Expenses
The table below shows the fees and expenses you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
Institutional Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Exchange Fee	None
Redemption Fee	None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Institutional Shares
Management Fee	0.35%
Distribution and/or Service (12b-1) Fees	None
Administration Fee	0.10%
Other Expenses[1]	0.21%
Total Annual Fund Operating Expenses	0.66%
Fee Waiver and Expense Reimbursement[2]	0.21%
Total Annual Fund Operating Expenses After Fee Waiver	0.45%
1 “Other Expenses” are based on estimated amounts for the current fiscal year.
2 PPM America, Inc., the Fund’s investment adviser (“PPM” or the “Adviser”), has contractually agreed to bear certain expenses and waive its management fees to the extent necessary to cause annualized ordinary expenses (excluding taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, Acquired Fund Fees and Expenses (if any) and extraordinary charges such as litigation costs, but including management fees paid to PPM) not to exceed 0.45% of the average daily net assets of the Institutional Shares. This contract continues through April 30, 2021 and may not be terminated prior to this date unless, upon the Adviser’s request, the Board of Trustees approves the termination.

Expense Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund’s operating expenses remain the same.  The example does not reflect the contractual fee waiver. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Institutional Shares	$46	$190

A-1

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606   |   Phone: 312.843.5905   |   email: mary.capasso@ppmamerica.com

APPENDIX A – FEE TABLES and EXPENSE EXAMPLES
Response to Comments 1 through 3

PPM Investment Grade Credit Fund

Expenses
The table below shows the fees and expenses you may pay if you buy and hold shares of the Fund.

Shareholder Fees (fees paid directly from your investment)
Institutional Shares
Maximum Sales Charge (Load) Imposed on Purchases (as a percentage of offering price)	None
Exchange Fee	None
Redemption Fee	None

Annual Fund Operating Expenses (Expenses that you pay each year as a percentage of the value of your investment)
Institutional Shares
Management Fee	0.40%
Distribution and/or Service (12b-1) Fees	None
Administration Fee	0.10%
Other Expenses[1]	0.21%
Total Annual Fund Operating Expenses	0.71%
Fee Waiver and Expense Reimbursement[2]	0.21%
Total Annual Fund Operating Expenses After Fee Waiver	0.50%
1 “Other Expenses” are based on estimated amounts for the current fiscal year.
2 PPM America, Inc., the Fund’s investment adviser (“PPM” or the “Adviser”), has contractually agreed to bear certain expenses and waive its management fees to the extent necessary to cause annualized ordinary expenses (excluding taxes, interest, all commissions and other normal charges incident to the purchase and sale of portfolio securities, Acquired Fund Fees and Expenses (if any) and extraordinary charges such as litigation costs, but including management fees paid to PPM) not to exceed 0.50% of the average daily net assets of the Institutional Shares. This contract continues through April 30, 2021 and may not be terminated prior to this date unless, upon the Adviser’s request, the Board of Trustees approves the termination.

Expense Example
This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other mutual funds.  The table below shows the expenses you would pay on a $10,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each time period.  The example also assumes that the Fund’s operating expenses remain the same.  The example does not reflect the contractual fee waiver. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

	1 year	3 years
Institutional Shares	$51	$206

A-2

225 West Wacker Drive, Suite 1200, Chicago, Illinois 60606   |   Phone: 312.843.5905   |   email: mary.capasso@ppmamerica.com